Earnings Release for 4Q’06 Performance Results

1. Time: February 14, 2007 (from 16:00 by Korean Time)
2. Venue: Conference room at hanarotelecom’s head office
17-7 Yeouido-dong, Youngdeungpo-gu, Seoul
3. Participants: Institutional investors and analysts in and out of Korea
4. Purpose: Earnings release for 4Q’06 performance results, business plan for 2007 and Q&A
5. Method of conference: Conference call
6. Others: Consecutive interpretation (Korean-English) would be serviced during the conference call.